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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)




                           Acacia Research Corporation
    ------------------------------------------------------------------------
                                (Name of Issuer)




               Acacia Research - Acacia Technologies Common Stock
    ------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    003881307
    ------------------------------------------------------------------------
                                 (CUSIP Number)




                                February 14, 2005
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]    Rule 13d-1(b)
      [ ]    Rule 13d-1(c)
      [X]    Rule 13d-1(d)

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CUSIP NO. 003881307

1.       Name of reporting persons.

         Paul R. Ryan

         I.R.S. Identification Nos. of above persons (entities only)

2.       Check the appropriate box if a member of a group

                  (a)  [ ]
                  (b)  [ ]

3.       SEC use only

4.       Citizenship or place of organization.

         United States

Number of shares beneficially owned by each reporting person with

         5.       Sole voting power

                  1,355,993(1)

         6.       Shared voting power

                  0

         7.       Sole dispositive power

                  1,355,993(1)

         8.       Shared dispositive power

                  0

9.       Aggregate amount beneficially owned by each reporting person

         1,355,993(1)

10.      Check if the aggregate amount in Row (9) excludes certain shares [ ]

11.      Percent of class represented by amount in Row 9

         4.8%

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12.      Type of reporting person

         IN

Item 1(a).    Name of issuer:

              Acacia Research Corporation

Item 1(b).    Address of issuer's principal executive offices:

              700 Newport Center Drive, 7th Floor
              Newport Beach, CA  92660

Item 2(a).    Names of person filing:

              Paul R. Ryan

Item 2(b).    Address of principal business office:

              700 Newport Center Drive, 7th Floor
              Newport Beach, CA  92660

Item 2(c).    Citizenship:

              United States

Item 2(d).    Title of class of securities:

              Acacia Research - Acacia Technologies Common Stock

Item 2(e).    CUSIP No.:

              003881307

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              Not Applicable

              (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
              (b) [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c);
              (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
              (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
              (e) [ ] An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
              (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

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              (g) [ ]   A parent holding company or control person in accordance
                        with Sec. 240.13d-1(b)(ii)(G);
              (h) [ ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);
              (i) [ ]   A church plan that is excluded from the definition of an
                        investment company under section 3(c) (14) of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-3);
              (j) [ ]   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).


Item 4.       Ownership

              (a)   Amount beneficially owned:

                    1,355,993(1)

              (b)   Percent of class:

                    4.8%

              (c)   Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote:

                    1,355,993(1)

              (ii)  Shared power to vote or to direct the vote:

                    0

              (iii) Sole power to dispose or to direct the disposition of:

                    1,355,993(1)

              (iv)  Shared power to dispose or to direct the disposition of:

                    0


Item 5.     Ownership of Five Percent or Less of a Class.

            If statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

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Item 6.       Ownership of More than 5 Percent on Behalf of Another Person

              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

              Not Applicable

Item 8.       Identification and Classification of Members of the Group

              Not Applicable

Item 9.       Notice of Dissolution of Group

              Not Applicable

Item 10.      Certifications

              Not Applicable



(1) Includes 905,754 shares of Acacia Research - Acacia Technologies Common Stock underlying stock options granted to Reporting Person which are currently exercisable or which become exercisable within 60 days of February 14, 2005. The calculation is based on a total of 27,252,440 shares of Acacia Research - Acacia Technologies Common Stock outstanding as last reported by the Issuer in its Prospectus Supplement on Form 424b5 filed with the Commission on February 4, 2004.



                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

                                             /s/ Paul R. Ryan
                                             ---------------------------------
                                             Signature

                                             Paul R. Ryan, Chairman and
                                             Chief Executive Officer
                                             ---------------------------------
                                             Name/Title